

Mail Stop 3720

November 6, 2009

Mr. Norman M. Blashka
Chief Financial Officer
Salon Media Group, Inc.
101 Spear Street, Suite 203
San Francisco, CA 94105

>   **RE: Salon Media Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2009**
>   **Filed June 29, 2009**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **Filed August 14, 2009**
>   **File No. 000-26395**

Dear Mr.Blashka:

   We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended March 31, 2009

   1.   We note your response to prior comment 5 from our letter dated October 5, 2009. Please also revise your discussion to provide a definition for the term "Involuntary Termination."

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 6. Exhibits
Exhibits 31.1 and 31.2

2. We note your response to prior comment 7 from our letter dated October 5, 2009. Please confirm that, in addition to including the appropriate language in the certifications for your Form 10-K amendment, you will also include the appropriate language in the certifications for your amended Form 10-Q for the Quarterly Period Ended June 30, 2009.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Attorney-Advisor at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director